SFG Selected ‘Preferred Bidder’ for LG Card Acquisition

On August 16, 2006, Shinhan Financial Group was selected as the preferred bidder for LG Card acquisition. The final acquisition price and other conditions of the acquisition will be decided upon reflection of the due diligence results.